 As filed with the Securities and Exchange Commission on November 14, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title:   CFO

Date: November 14, 2005

FOR IMMEDIATE RELEASE

Tuesday, October 25, 2005

IN THE THIRD QUARTER 2005 OUR REVENUES GREW BY 14% AND EBITDA INCREASED TO MSEK 1,873

Stockholm – Tuesday, July 26, 2005 – Tele2 AB (“Tele2”, “the Group”) (Stockholmsbörsen: TEL2A and TEL2B), Europe’s leading alternative telecom operator, today announced its consolidated results for the third quarter ended September 30, 2005.

•	EBITDA for Q3 2005 increased by 13% to MSEK 1,873 (1,661)
•	Swedish mobile telephony reported an EBITDA margin of more than 48% for Q3 2005
•	Operating revenue for the first nine months increased by 13% to MSEK 36,003 (31,803)
•	Profit after tax for the first nine months amounted to MSEK 2,087 (2,238)
•	Earnings per share for the first nine months amounted to SEK 4.71 (5.05)

The figures shown in parenthesis correspond to the comparable periods in 2004

Lars-Johan Jarnheimer, President and CEO of Tele2 AB commented:

“Tele2 produced an strong set of results this quarter. Compared to Q3 2004, revenues grew by 14% and EBITDA grew by 13% to BSEK 1.9, the highest we have ever reported in a quarter. At the same time we completed the acquisition of Comunitel, and proceeded with our offer for Versatel.

In the Nordic region our performance this quarter was strong. The fixed line business performed well and in Sweden our mobile business produced a solid result, with an EBITDA margin of more than 48%.

Central Europe continued its strong showing this year with another good result this quarter. In Germany we are launching our ADSL offer, taking to twelve the number of countries where we now offer ADSL. Tele2 now has a total of 750,000 ADSL customers.

In the Baltic & Russia market area we continue to make great strides with record customer intake combined with strong revenue and EBITDA growth. In August, we soft launched our first mobile operation in Croatia, and followed up with a commercial launch in October.

As mentioned earlier this year, we started to accelerate our marketing spend this quarter, particularly in France, on ADSL and on our MVNO, however the bulk of this expenditure will occur in the last quarter. We are not satisfied with the churn development in Southern Europe, France and Italy in particular. Nevertheless, our experience tells us that the cross selling opportunities available to us through ADSL in Italy as well as through mobile and ADSL in France will address the problem, as our product range is widened and marketing intensified.

We have also reviewed our operations in certain markets where we felt the regulatory environment was not favourable. To that end, we have announced the halting of any further investments in Finland and in our fixed line businesses in the Baltic countries.

We look forward to the opportunities that lie ahead as we continue to expand our product range and successfully leverage off our recent acquisitions.”

FINANCIAL HIGHLIGHTS FOR THE QUARTER ENDED SEPTEMBER 30, 2005

MSEK and thousands of customers	2005 Q3	2004 Q3
Operating Revenue	12,381	10,713
Customer intake	710	1,016
EBITDA	1,873	1,661
EBIT	1,252	1,194
EBT	1,213	1,144
Profit after taxes	928	801
Operating cash flow	1,924	1,586
Cash flow after CAPEX	1,210	1,262

Group financial overview for the quarter ended September 30, 2005

Operating revenue

Operating revenue amounted to MSEK 12,381 (MSEK 10,713), corresponding to a growth of 15.6% including, and 13.0% excluding currency effects. More than 50% of the growth was organic. Revenue growth adjusted for non-recurring items, was 14.3%.

Central Europe grew by 64%, of which the majority is attributable to UTA. Organic growth in Central Europe remains strong at between 25 and 30%.

Nordic grew by 15%. The Comviq Knock-out subscription in Swedish mobile as well as reselling of the fixed subscription fee within fixed telephony continue to drive growth in Sweden. In Norway and Denmark the main driver is the mobile operation.

Revenue growth in Baltic & Russia increased to 28% in Q3 from 23% in Q2 2005. Tele2’s revenue in Russia grew by more than 90% to MSEK 289. This means that of the market area’s operating revenue, Russia represented around 25%, and of the growth more than 50%. Tele2’s operations in the Baltic countries, which are more mature, grew by approximately 15%.

Southern Europe had revenue growth of 2% in Q3 2005, compared to a decline of 1% in Q2. All countries in the market area, with the exception of France, increased their revenue. The recently started cross-selling of mobile services and the intensified activities within ADSL have not yet fully compensated the decline within fixed telephony.

UK & Benelux’ revenue declined by 1%. Fixed telephony penetration and revenue continued to decline in the Netherlands, which, although partly compensated by increasing mobile telephony revenue, has meant a revenue decline for the Netherlands. The UK’s revenue also declined on the back of lower marketing activities. Belgium and Luxembourg showed continued good growth.

Operating revenue from ADSL was MSEK 503 (293), an increase of 72%.

Customer intake

Net customer intake was 710,000 compared to 1,016,000 in Q3 2004. The quarterly intake of fixed telephony and Internet customers was negative, decreasing from 489,000 to –174,000, while the intake of mobile telephony customers has increased from 525,000 to 885,000. Net intake of ADSL customers was 82,000. The total number of ADSL customers is 750,000, of which more than 500,000 are in Southern Europe. Tele2’s total number of customers is 30.3 million.

Market areas Baltic & Russia and Central Europe represented the bulk of the quarter’s net customer intake. The customer intake in Russia was 553,000 in the quarter, compared to 287,000 in Q3 2004, representing close to 75% of the market area’s total intake. The total number of customers in Russia is 2,512,000. Germany represented the majority of the total customer intake in Central Europe.

Southern Europe and UK & Benelux saw a decline in the number of customers, largely as a result of the factors in the previously mentioned comments regarding operating revenue.

Gross customer intake was somewhat higher for the Group as a whole, compared to the previous quarter, compensating for a somewhat higher churn.

ARPU

Group ARPU was stable, amounting to SEK 138 in Q3 2005, compared to SEK 140 in Q3 2004 and SEK 138 in Q2 2005.

Results

Group EBITDA amounted to MSEK 1,873, versus MSEK 1,661 in Q3 2004 and MSEK 1,689 in Q2 2005.

The sequential improvement is largely attributable to Sweden, where both mobile and fixed telephony continued to performed well. Swedish mobile telephony generated a margin of 48%, excluding non-recurring items. Tele2’s payment to Svenska UMTS-nät amounted to approximately MSEK 70, compared to MSEK 70 in Q2 2005. Non-recurring costs, related to reselling the fixed subscription fee to around 80,000 customers, affected Swedish fixed telephony and Internet by approximately MSEK 25. Recurring settlements with other operators do generally not have any notable effect on the results. However, the margin of 21% for Swedish fixed telephony in Q3 includes a result item of MSEK +25, which is higher than normally occurs.

Central Europe continued to improve its results. In this market area Germany represented the majority of the EBITDA, but Austria accounted for the largest increase.

Marketing investments in Southern Europe as well as in UK & Benelux have been partly moved towards mobile telephony and ADSL. Tele2’s mobile investments in France, through the agreement with Orange, have intensified during the quarter, partly explaining the results decline in Southern Europe. The strong improvement in EBITDA within Tele2’s mobile operations in UK & Benelux is mainly attributable to the Netherlands, although Luxembourg still represents the majority of the total EBITDA. An improvement in the EBITDA, corresponding to approximately MSEK 65 compared to Q3 2004, is attributable to lower marketing activities in the UK.

Of the results improvement in market area Baltic & Russia, the bulk is attributable to Russia. Russia improved its EBITDA by MSEK 50, to MSEK –21, despite a record high customer intake.

Tele2’s total costs for marketing and selling was unchanged in Q3 2005, compared to Q2 2005 and to Q3 2004.

The EBITDA includes a net of MSEK –27 attributable to two non-recurring items; a reserve of MSEK –161 related to Tele2’s card business in the market area UK & Benelux as well as MSEK 134 related to Swedish mobile telephony.

Group EBIT amounted to MSEK 1,252 (MSEK 1,194). This includes a negative MSEK 22 in share of profit/loss from the 3G company, compared to MSEK 0 in Q3 2004.

Profit before taxes amounted to MSEK 1,213 (MSEK 1,144). The financial net includes an internal currency effect of MSEK 40. These internal currency differences have not had any cash effect and were previously included in shareholders’ equity.

Profit after taxes amounted to MSEK 928 (801).

Cash flow and CAPEX

Cash flow stated as EBITDA less CAPEX amounted to MSEK 1,159 (MSEK 1,337). Investments (CAPEX) amounted to MSEK 714 (MSEK 324), or 5.8% (3.0%) of revenue.

Change in working capital according to the cash flow statement amounted to MSEK 289 (MSEK 12).

Financial comments on the coming quarters

When estimating the financial results for the coming quarters, the following items should be considered:

Comunitel and Versatel will be included in Tele2’s accounting as of Q4 2005. The acquired companies’ revenue 2004 amounted to MEUR 500 in total, with an EBITDA of approximately 85 MEUR. After the integration of both companies, Tele2 expects annual synergies of approximately MEUR 64. The acquisitions will, therefore, have a significant effect on group revenue and results.

In Q3 2005, Tele2 initiated the previously announced marketing investments within mobile telephony and ADSL in Southern Europe, as well as within mobile telephony in Croatia, and the company plans to further intensify these investments. Furthermore, Tele2 is launching ADSL services in Germany, and it is the company’s intention to take advantage of the possibilities its acquisitions offer, with regards to organic growth in the Netherlands, Belgium and Spain. These investments will burden the results as of Q4 2005 and continue in 2006. However, these investments are expected to generate significant benefits, both in terms of revenue growth and in the results.

Payments to Svenska UMTS-nät AB related to capacity purchase are expected to amount to approximately MSEK 80 in Q4 2005 and to increase to MSEK 90-100 per quarter in 2006.

Significant events in the quarter

•

On July 14, Tele2 announced its intention to acquire one of Spain’s largest alternative telecoms operators, Comunitel, strengthening Tele2’s position as one of the Spanish incumbent’s main competitors. After having obtained necessary approvals from the Spanish antitrust authorities, Tele2 completed the acquisition on September 30.

•

On July 18, Tele2 and Apax Partners announced their intention to acquire the public company Versatel, a leading alternative telecom operator in the Netherlands, Belgium and Germany. The offer period commenced on September 14 and expired on October 7. On October 10, 74% of all shares and 100% of all convertible bonds had been tendered under the offers. A post-acceptance period started on October 11 and expires on October 31.

•	On July 20, Tele2 acquired Switzerland’s third largest alternative fixed line operator Econophone, with 128,000 customers.
•	On August 1, Tele2 launched high speed ADSL services in Belgium.
•	On August 19, Tele2 announced its decision to discontinue its operations in Finland, due to the current regulatory environment.
•	On August 19, Tele2 launched its twelfth GSM network in Russia, in the Voronezh region.
•

On September 27, Tele2 launched traditional fixed telephony using its own network in Denmark., the first country in Europe where it has done so. With this, Tele2 can compete with an entirely Tele2 administrated product and significantly lower prices.

OPERATIONAL REVIEW BY MARKET AREA

Nordic

Operating revenue Q3 2005, MSEK 4,084 (3,559), +15%

EBITDA Q3 2005, MSEK 1,255 (1,003), +25%

EBIT Q3 2005, MSEK 1,012 (791), +28%

The market area Nordic encompasses operations in Sweden (including Optimal Telecom), Norway, Denmark and Finland and Datametrix operations.

•	Swedish mobile telephony continued to show strong growth and profitability
•	A total of approximately 480,000 customers have chosen Tele2’s fixed monthly subscription to date
•	Strong customer intake for mobile telephony in Norway and Denmark

The mobile operations in Sweden reported over 3.5 million customers at September 30, 2005, an increase of 4% over September, 2004. Monthly average revenue per mobile user (ARPU), including both postpaid and prepaid customers, was SEK 166 (173) in Q3 2005, adjusted for non-recurring items, and mobile minutes of usage (MOU) were 116 (93). Prepaid mobile customers accounted for 71% of the total mobile customer base.

Market area Nordic showed continued good growth in both revenue and EBITDA. The primary driver in the Nordic market area was Mobile telephony in Sweden, reporting revenue growth of 5% and an EBITDA margin, excluding non-recurring items (Note 1), of more than 48%. The highly successful product Comviq Knock-out was a significant contributor to the strong performance, in addition to other product adjustments and cost cuts.

During the quarter, some 80,000 customers chose Tele2’s fixed subscription fee in Sweden, bringing the total number of customers with this service to some 480,000.

Norway continued to deliver strong revenue and customer growth in mobile telephony. Mobile customer intake was also strong in Denmark.

In the quarter, Tele2 started the build out of ADSL in Sweden and Norway, as announced in the previous quarterly report.

In August, Tele2 announced its decision to halt marketing investments of mobile and fixed telephony in Finland.

Baltic & Russia

Operating revenue Q3 2005, MSEK 1,129 (884), +28%

EBITDA Q3 2005, MSEK 286 (239), +20%

EBIT Q3 2005, MSEK 176 (110), +60%

The market area Baltic & Russia encompasses operations in Estonia, Latvia, Lithuania, Russia and Croatia.

•	Record customer intake of 765,000
•	The strong development continues with revenue growth of 28%
•	Mobile services launched in Croatia

Mobile ARPU for Baltic & Russia, including both postpaid and prepaid customers, was SEK 76 (99) in Q3 2005.

The market area continues to show good growth, largely driven by Russia, where Tele2, in percentage terms, is the fastest growing mobile operator in terms of both customer intake and revenue. Operating revenue in Russia increased by more than 90% to MSEK 289, and the customer intake was 553,000. The country hence represents 25% of the market area’s total operating revenue. EBITDA in Russia increased by approximately MSEK 50 to MSEK –22 compared to Q3 2004.

During the quarter, Tele2 launched its first mobile services, to a limited user group, in Croatia. The commercial launch was on October 17 and Tele2 has high hopes for its operation in Croatia.

Tele2 has decided to halt all marketing and product development of fixed telephony services in Estonia, Latvia and Lithuania, due to an inadequately developed regulatory environment.

Central Europe

Operating revenue Q3 2005, MSEK 2,135 (1,300), +64%

EBITDA Q3 2005, MSEK 188 (114), +65%

EBIT Q3 2005, MSEK 75 (63), +19%

The market area Central Europe encompasses operations in Germany, Austria, Poland, the Czech Republic and Hungary.

•	Continued strong growth in Central Europe
•	Germany was the main driver in the market area
•	Tele2 launches ADSL in Germany

The market area’s ARPU for fixed telephony and Internet was SEK 116 (98) for Q3 2005.

Central Europe continued to deliver strong growth, mainly driven by Germany, in combination with improved profitability.

Tele2 will continue the expansion of its ADSL network in Austria, and expects to cover more than 50% of Austrian households by the end of this year.

Tele2 is now launching ADSL services in Germany, as a reseller, using the incumbents network. The German ADSL market offers Tele2 a great opportunity and Tele2 will position itself as a price leader.

Southern Europe

Operating revenue Q3 2005, MSEK 3,352 (3,276), +2%

EBITDA Q3 2005, MSEK 192 (275), –30%

EBIT Q3 2005, MSEK 119 (249), –52%

The market area Southern Europe encompasses operations in France, Italy, Spain, Switzerland and Portugal.

•	Successful launch of mobile services in France
•	Tele2 intensified marketing of ADSL in France and Italy
•	Tele2’s growth in Portugal continued where Tele2 is now the leading alternative operator

Fixed telephony and Internet ARPU for Southern Europe, excluding Comunitel, was SEK 136 (139) for Q3 2005.

The launch of mobile services in France has been successful. Tele2 will continue its intensified marketing activities in France and Italy during Q4. In Italy, Tele2 has started its ADSL build out.

In Portugal, growth has continued and Tele2 is now the leading alternative operator.

In October, the process of integrating Comunitel in Spain began. The acquisition on Comunitel, which makes Tele2 a significant player on the Spanish ADSL market, is an important part of Tele2’s future development.

UK & Benelux

Operating revenue Q3 2005, MSEK 1,645 (1,663), –1%

EBITDA Q3 2005, MSEK –71 (–2)

EBIT Q3 2005, MSEK –142 (–46)

The market area Benelux encompasses operations in the Netherlands, Luxembourg (including Tango), Liechtenstein, Belgium, the UK and Ireland as well as C³ and 3C operations

•	Successful launch of ADSL in Belgium
•	Tele2 has slowed down marketing activities in the UK
•	The acquisition of Versatel makes Tele2 clearly the leading alternative operator in the Netherlands and Belgium

Fixed telephony and Internet ARPU for UK & Benelux was SEK 227 (236) for Q3 2005.

In August, Tele2 successfully launched ADSL in Belgium, and in September Tele2 launched a VoIP-offering in the Netherlands. Tele2 looks forward to integrating Versatel with its Dutch and Belgian operations, which will make the company the clearly leading alternative operator in these countries. In the UK Tele2 has slowed down its marketing activities.

The results for the market area was affected by a reserve of MSEK –161 related to a VAT dispute in Tele2’s card business, see Note 2.

Services

Operating revenue Q3 2005, MSEK 36 (31), +16%

EBITDA Q3 2005, MSEK 23 (32), –28%

EBIT Q3 2005, MSEK 12 (27), –56%

The market area Services includes ProcureITright, Proceedo Solutions (divested during the quarter), Radio Components and UNI2 operations.

OTHER ITEMS

Acquisitions

In Q1 2005, Tele2 acquired all outstanding shares in Tiscali in Denmark. The acquisition resulted in 76,000 new fixed telephony and Internet customers.

On July 20, 2005 Tele2 acquired Switzerland’s third largest alternative fixed line operator Econophone with 128,000 fixed telephony and Internet customers.

On September 30, 2005 Tele2 acquired 99.96% of the share capital in Comunitel, one of Spain’s largest telecom operators, for a consideration of SEK 2.2 billion. The acquisition resulted in 81,000 new fixed telephony and Internet customers. Comunitel is a successful operator that mainly is active within the corporate segment. Comunitel is building out an extensive ULL network, reaching approximately 50% of the Spanish corporate market and 30% of the residential market. The transaction places Tele2 among the leading alternative operators in Spain. Annual synergies are estimated at approximately MEUR 14.

Please refer to Note 7 for the effect on the income statement and other information.

Divestments

On September 14, 2005 Tele2 divested its entire holding in Proceedo Solutions AB. See Note 7.

Parent company

At the Parent company level, Tele2 reported at September 30, 2005 operating revenue of MSEK 15 (15), profit before tax of MSEK 179 (192) and liquidity of MSEK 19 compared to MSEK 7 at December 31, 2004.

The Annual General Meeting on May 11, 2005 decided on a share split and a share redemption procedure, whereby every share was split into 3 ordinary shares and 1 redemption share. The redemption share was automatically redeemed at SEK 10 per share. This corresponds to a total of MSEK 1,476. Combined with the ordinary dividend of SEK 5 per share, shareholders have received MSEK 2,213.

Tele2 AB Annual General Meeting 2006

The 2006 Annual General Meeting will be held on May 10, 2006 in Stockholm.

Shareholders wishing to have a matter considered at the Annual General Meeting should submit their proposals in writing to agm@tele2.se or to The Company Secretary, Tele2 AB, Box 2094, SE-103 13 Stockholm, Sweden at least seven weeks before the Annual General Meeting in order to guarantee inclusion in the notice to the meeting.

Further details on how and when to register will be published in advance of the Annual General Meeting.

Nomination Group for the 2006 Annual General Meeting

A Nomination Group of major shareholders in Tele2 has been convened in accordance with the resolution of the 2005 Annual General Meeting. The Nomination Group comprises Cristina Stenbeck on behalf of Investment AB Kinnevik and Emesco AB; Björn Lind on behalf of SEB Fonder and SEB Trygg Liv; Peter Rudman on behalf of Nordeas Fonder; and Mats Guldbrand on behalf of AMF Pension, who together represent more than 50 per cent of the voting rights in Tele2 AB. The composition of the Nomination Group may be changed to reflect any changes in the shareholdings of the major shareholders during the nomination process. Information about the work of the Nomination Group can be found on Tele2’s corporate website at www.tele2.com.

The Nomination Group will submit a proposal for the composition of the Board of Directors that will be presented to the 2006 Annual General Meeting for approval.

Shareholders wishing to propose candidates for election to the Board of Directors of Tele2 AB should submit their proposals in writing to agm@tele2.se or to The Company Secretary, Tele2 AB, Box 2094, SE-103 13 Stockholm, Sweden.

Events post September 30, 2005

On October 10, 2005 Tele2 declared the public offer for Versatel Telecom International N.V. unconditional. Tele2 announced that the company waives the offer condition that at least 95% of the ordinary shares in Versatel are tendered. At the time of the announcement, shares and bonds tendered under the offers would represent, should all bonds be converted into shares, 77.25% of the consequently diluted share capital of Versatel. Tele2 also announced that it granted holders of shares who had not yet tendered their shares at the time of the announcement, the opportunity to tender their shares in a post-acceptance period, that commenced on October 11 and expires on October 31.

On October 10, 2005 Tele2 increased its existing loan facility from SEK 7.0 billion to SEK 19.1 billion, divided in one part corresponding to SEK 14.1 billion maturing in November 2009 and one part corresponding to SEK 5.0 billion maturing in November 2005 with the possibility of one-year extensions. The interest margin on the long-term loan is 25-50 basis points, depending on the company’s net debt position. The interest rate on the short-term loan is 20 basis points. The facility allows a net debt/EBITDA ratio of up to 3.5.

On October 17, 2005 Tele2 announced that, based on the current regulatory environment in Estonia, Latvia and Lithuania, the company has decided to stop any further product development and marketing of fixed telephony in these countries.

Company disclosure

Tele2 will release the financial and operating result for the period ended December 31, 2005 on February 17, 2006.

Stockholm, October 25, 2005

Lars-Johan Jarnheimer

President and CEO, Tele2 AB

REPORT REVIEW

The financial and operating results for this interim report have not been subject to specific review by the Company’s auditor.

Tele2 is Europe’s leading alternative telecom operator. Tele2 always strives to offer the market’s best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have more than 30 million customers in 25 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. In 2004 we had operating revenue of SEK 43 billion and reported a profit (EBITDA) of SEK 6.6 billion.

Tele2 AB – company registration number: 556410-8917

Skeppsbron 18

P.O. Box 2094

SE-103 13 Stockholm

Sweden

Tel+ 46 8 5620 0060

Visit us at our homepage: http://www.Tele2.com

CONFERENCE CALL DETAILS

A conference call to discuss the results will be held at 16.00 (CET) / 15.00 (UK time) / 10.00 am (New York time), on October 25, 2005. The dial-in number is: +44 (0)20 7784 1017 or US: 1 718 354 1158. Please dial in 10 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 10 days after the call on: +44 (0)20 7784 1024 or US: 1 718 354 1112 with access code 1648298#. The conference call will be web-cast on Tele2’s website www.Tele2.com, along with the presentation material.

APPENDICES

Income Statement

Balance Sheet

Cash flow Statement

Change of Shareholders’ Equity

Number of Customers

Operating Revenue

EBITDA

EBIT

Investments, CAPEX

Tele2 Operations in Sweden

Key Ratios

Notes to the Accounts

INCOME STATEMENT

		2005	2004	2004	2005	2004
MSEK		Jan 1- Sep 30	Jan 1- Sep 30	Full year	Q3	Q3

Operating revenue		36,003	31,803	43,033	12,381	10,713
Operating expenses		-32,776	-28,426	-38,784	-11,107	-9,522
Other operating revenues		56	70	92	10	15
Other operating expenses		-24	-34	-40	-10	-13
Share of profit/loss of associated companies		-79	38	17	-22	1
Operating profit, EBIT		3,180	3,451	4,318	1,252	1,194
Net interest expenses	Note 3	-100	-170	-273	-34	-42
Other financial items	Note 3	-141	-2	162	-5	-8
Profit after financial items, EBT		2,939	3,279	4,207	1,213	1,144
Taxes		-852	-1,041	-779	-285	-343
Profit after taxes		2,087	2,238	3,428	928	801

ATTRIBUTABLE TO:
Equity holders of the Parent Company		2,086	2,241	3,428	927	820
Minority interest		1	-3	-	1	-19
Profit after taxes		2,087	2,238	3,428	928	801

Earnings per share after tax (SEK)		4.71	5.06	7.74	2.09	1.85
Earnings per share after tax, after dilution (SEK)		4.71	5.06	7.73	2.10	1.85

Number of shares, basic	Note 5	442,680,525	442,680,525	442,680,525
Number of shares, weighted average	Note 5	442,680,525	442,680,525	442,680,525
Number of shares after dilution	Note 5	444,484,455	444,625,755	444,616,335
Number of shares after dilution, weighted average	Note 5	443,221,941	443,711,795	443,661,170

BALANCE SHEET

		2005	2004
MSEK		September 30	Dec 31
ASSETS

Fixed assets
Intangible assets		27,467	24,016
Tangible assets		10,264	9,107
Long-term financial assets	Note 4	4,535	3,842
		42,266	36,965

Current assets
Materials and supplies		350	308
Current receivables		11,212	10,444
Cash and cash equivalents		2,825	2,148
		14,387	12,900

Total assets		56,653	49,865

EQUITY AND LIABILITIES

Shareholders' equity		34,265	32,900

Long-term liabilities
Interest-bearing liabilities		4,464	1,728
Non-interest-bearing liabilities	Note 4	1,367	509
		5,831	2,237

Short-term liabilities
Interest-bearing liabilities		3,667	3,308
Non-interest-bearing liabilities		12,890	11,420
		16,557	14,728

Total equity and liabilities		56,653	49,865

CASH FLOW STATEMENT

		2005	2004	2004	2005	2005	2005	2004	2004	2004
MSEK		Jan 1 – Sep 30	Jan 1 – Sep 30	Full year	Q3	Q2	Q1	Q4	Q3	Q2
Cash flow from operation		4,344	4,494	6,228	1,635	1,361	1,348	1,734	1,574	1,499
Change in working capital		190	226	-352	289	-218	119	-578	12	6
Cash flow from operating activities		4,534	4,720	5,876	1,924	1,143	1,467	1,156	1,586	1,505

Capital expenditure in intangible and tangible assets, CAPEX		-2,199	-1,089	-1,562	-714	-861	-624	-473	-324	-369
Cash flow after CAPEX		2,335	3,631	4,314	1,210	282	843	683	1,262	1,136

Purchase of shares and participations	Note 7	-2,425	-1,076	-2,802	-2,309	-14	-102	1,726	-1,050	-15
Sale of shares and participations	Note 7	40	33	932	18	-	22	899	-	33
Change of long-term receivables		14	8	15	1	-3	16	7	6	13
Cash flow after investing activities		-36	2,596	2,459	-1,080	265	779	-137	218	1,167

Financing activities		592	-2,009	-3,074	1,549	-576	-381	-1,065	-14	-2,111
Net change in cash		556	587	-615	469	-311	398	-1,202	204	-944

Cash at beginning of period		2,148	2,773	2,773	2,404	2,594	2,148	3,361	3,179	4,194
Exchange rate differences in cash		121	1	-10	-48	121	48	-11	-22	-71
Cash at end of period*		2,825	3,361	2,148	2,825	2,404	2,594	2,148	3,361	3,179
*of which restricted funds		421	451	365	421	418	387	365	451	456

CHANGES OF SHAREHOLDERS´ EQUITY

		2005	2004	2004
MSEK		Sep 30	Sep 30	Dec 31
Adjusted equity, January 1	Note 8	32,900	30,378	30,378
Dividend and redemption		-2,213	-443	–443
Exchange rate differences		1,453	64	-463
Shareholders’ contribution from minority		38	-	-
Profit, year-to-date		2,087	2,238	3,428
Equity, end of period		34,265	32,109	32,900

NUMBER OF CUSTOMERS

		Number of customers			Net intake
		2005	2004		2005	2005	2005	2004	2004	2004
In thousands		Sep 30	Sep 30	Change	Q3	Q2	Q1	Q4	Q3	Q2

Nordic
Mobile telephony		4,019	3,731	8%	61	88	60	79	50	45
Fixed telephony and Internet	Note 7	2,695	2,796	-4%	-57	-50	-61	-9	-25	-54
Cable TV		185	179	3%	-1	-5	1	11	1	-1
		6,899	6,706	3%	3	33	-	81	26	-10

Baltic & Russia
Mobile telephony		5,195	3,114	67%	759	509	309	504	435	327
Fixed telephony and Internet		87	57	53%	6	11	2	11	-1	2
Cable TV		23	21	10%	-	1	-	1	1	-1
		5,305	3,192	66%	765	311	311	516	435	328

Central Europe
Mobile telephony		132	75	76%	15	5	14	23	7	13
Fixed telephony and Internet	Note 7	6,549	4,983	31%	201	207	346	328	556	378
		6,681	5,058	32%	216	212	360	351	563	391

Southern Europe
Mobile telephony		84	41	105%	41	3	-	-1	-	-
Fixed telephony and Internet	Note 7	8,647	8,163	6%	-207	8	168	306	-58	200
		8,731	8,204	6%	-166	11	168	305	-58	200

UK & Benelux
Mobile telephony		809	620	30%	9	61	46	73	33	42
Fixed telephony and Internet		1,911	2,146	-11%	-117	-116	-60	58	17	131
		2,720	2,766	-2%	-108	-55	-14	131	50	173

Net customer intake					710	722	825	1,384	1,016	1,082

Acquired companies	Note 7				209	-	76	484	-	-
Divested companies	Note 7				-	-	-	-	-	-46
Total number of customers		30,336	25,926	17%	919	722	901	1,868	1,016	1,036

BY BUSINESS AREA
Mobile telephony		10,239	7,581	35%	885	666	429	678	525	427
Of which prepaid		7,706	5,490	40%	738	559	337	582	403	351
Fixed telephony and Internet	Note 7	19,889	18,145	10%	-174	60	395	694	489	657
Cable TV		208	200	4%	-1	-4	1	12	2	-2
Acquired companies	Note 7				209	-	76	484	-	-
Divested companies	Note 7				-	-	-	-	-	-46
Total number of customers		30,336	25,926	17%	919	722	901	1,868	1,016	1,036

OPERATING REVENUE
		2005	2004	2005	2005	2005	2004	2003	2003
MSEK		Jan 1-Sep 30	Jan 1-Sep 30	Q3	Q2	Q1	Q4	Q3	Q2
Nordic
Mobile telephony	Note 1	6,326	5,668	2,267	2,188	1,871	1,812	2,029	1,903
Fixed telephony and Internet		5,293	4,954	1,815	1,788	1,690	1,673	1,610	1,667
Cable TV		159	150	52	54	53	51	46	51
Other operations		275	253	90	95	90	99	85	89
Non-recurring item	Note 1	134	-	134
Adjustments for sales internal		-747	-670	-274	-250	-223	-215	-211	-238
		11,440	10,355	4,084	3,875	3,481	3,420	3,559	3,472
Baltic & Russia
Mobile telephony		2,873	2,324	1,100	955	818	854	856	772
Fixed telephony and Internet		94	77	37	31	26	31	26	27
Cable TV		8	14	2	3	3	2	3	4
Adjustments for sales internal		-18	-3	-10	-5	-3	-2	-1	-1
		2,957	2,412	1,129	984	844	885	884	802
Central Europe
Mobile telephony		126	59	46	42	38	29	24	19
Fixed telephony and Internet		6,410	3,961	2,241	2,074	2,095	1,500	1,389	1,299
Adjustments for sales internal		-403	-366	-152	-126	-125	-125	-113	-121
		6,133	3,654	2,135	1,990	2,008	1,404	1,300	1,197
Southern Europe
Mobile telephony		37	24	22	8	7	7	8	8
Fixed telephony and Internet	Note 1	10,872	10,706	3,502	3,667	3,703	3,962	3,416	3,678
Adjustments for sales internal		-485	-410	-172	-159	-154	-125	-148	-145
		10,424	10,320	3,352	3,516	3,556	3,832	3,276	3,541
UK & Benelux
Mobile telephony		1,216	861	451	409	356	336	322	291
Fixed telephony and Internet		4,147	4,646	1,342	1,381	1,424	1,468	1,514	1,520
Cable TV		10	4	4	4	2	3	-2	5
Other operations		67	69	25	21	21	21	23	21
Adjustments for sales internal		-501	-610	-177	-174	-150	-175	-194	-174
		4,939	4,970	1,645	1,641	1,653	1,653	1,663	1,663
Services
Other operations		252	213	90	83	79	87	79	71
Adjustments for sales internal		-142	-121	-54	-46	-42	-51	-48	-35
		110	92	36	37	37	36	31	36

Total operating revenue		36,003	31,803	12,381	12,043	11,579	11,230	10,713	10,711

BY BUSINESS AREA
Mobile telephony		10,578	8,936	3,886	3,602	3,090	3,038	3,239	2,993
Fixed telephony and Internet	Note 1	26,816	24,344	8,937	8,941	8,938	8,634	7,955	8,191
Cable TV		177	168	58	61	58	56	47	60
Other operations		594	535	205	199	190	207	187	181
Non-recurring item	Note 1	134	-	134
Adjustments for sales internal		-2,296	-2,180	-839	-760	-697	-705	-715	-714
Total operating revenue		36,003	31,803	12,381	12,043	11,579	11,230	10,713	10,711

EBITDA
		2005	2004	2005	2005	2005	2004	2004	2004
MSEK		Jan 1 – Sep 30	Jan 1 – Sep 30	Q3	Q2	Q1	Q4	Q3	Q2
Nordic
Mobile telephony		2,241	2,196	839	772	630	636	787	705
Fixed telephony and Internet		548	742	283	176	89	265	222	257
Cable TV		17	26	2	8	7	6	6	7
Other operations		-9	-10	-3	-3	-3	4	-12	3
Non-recurring item	Note 1	134	-	134
		2,931	2,954	1,255	953	723	911	1,003	972
Baltic & Russia
Mobile telephony		794	740	291	278	225	189	241	271
Fixed telephony and Internet		-14	-7	-5	-16	7	-5	-2	-3
Cable TV		-	26	-	8	-8	1	-	26
		780	759	286	270	224	185	239	294
Central Europe
Mobile telephony		-28	-36	-2	-10	-16	-21	-15	-14
Fixed telephony and Internet		457	199	190	165	102	104	129	55
		429	163	188	155	86	83	114	41
Southern Europe
Mobile telephony		-151	-10	-110	-32	-9	-5	-3	-
Fixed telephony and Internet		964	937	302	304	358	717	278	359
		813	927	192	272	349	712	275	359
UK & Benelux
Mobile telephony		135	174	98	25	12	-7	49	60
Fixed telephony and Internet		13	-163	-6	6	13	-124	-49	-63
Cable TV		-19	-13	-7	-6	-6	-6	-5	-5
Other operations		9	6	5	2	2	2	3	4
Non-recurring item	Note 2	-161	-	-161
		-23	4	-71	27	21	-135	-2	-4
Services
Other operations		46	50	23	12	11	16	32	9
		46	50	23	12	11	16	32	9

Total EBITDA		4,976	4,857	1,873	1,689	1,414	1,772	1,661	1,671

BY BUSINESS AREA
Mobile telephony		2,991	3,064	1,116	1,033	842	792	1,059	1,022
Fixed telephony and Internet		1,968	1,708	764	635	569	957	578	605
Cable TV		-2	39	-5	10	-7	1	1	28
Other operations		46	46	25	11	10	22	23	16
Non-recurring item	Note 1,2	-27	-	-27
Total EBITDA		4,976	4,857	1,873	1,689	1,414	1,772	1,661	1,671

EBITDA MARGIN
Nordic	Note 1	26%	29%	31%	25%	21%	27%	28%	28%
Baltic & Russia		26%	31%	25%	27%	27%	21%	27%	37%
Central Europe		7%	4%	9%	8%	4%	6%	9%	3%
Southern Europe		8%	9%	6%	8%	10%	19%	8%	10%
UK & Benelux	Note 2	0%	0%	-4%	2%	1%	-8%	0%	0%
Services		42%	54%	64%	32%	30%	44%	103%	25%
Total EBITDA margin		14%	15%	15%	14%	12%	16%	16%	16%

EBIT
		2005	2004	2005	2005	2005	2004	2004	2004
MSEK		Jan 1 – Sep 30	Jan 1 – Sep 30	Q3	Q2	Q1	Q4	Q3	Q2
Nordic
Mobile telephony		1,805	1,930	684	638	483	492	682	627
Fixed telephony and Internet		279	455	210	81	-12	178	130	160
Cable TV		-17	-18	-10	-4	-3	-50	-8	-8
Other operations		-15	-12	-6	-4	-5	3	-13	3
Non-recurring item	Note 1	134	-	134
		2,186	2,355	1,012	711	463	623	791	782
Baltic & Russia
Mobile telephony		488	337	182	179	127	114	113	129
Fixed telephony and Internet		-16	-8	-6	-16	6	-5	-2	-4
Cable TV		-1	23	-	7	-8	-	-1	26
		471	352	176	170	125	109	110	151
Central Europe
Mobile telephony		-35	-43	-3	-13	-19	-23	-17	-16
Fixed telephony and Internet	Note 2	112	66	78	43	-9	-326	80	10
		77	23	75	30	-28	-349	63	-6
Southern Europe
Mobile telephony		-152	-10	-111	-32	-9	-5	-3	-
Fixed telephony and Internet		804	837	230	261	313	663	252	318
		652	827	119	229	304	658	249	318
UK & Benelux
Mobile telephony		33	90	59	-5	-21	-38	21	31
Fixed telephony and Internet		-81	-206	-36	-32	-13	-137	-63	-73
Cable TV		-20	-17	-8	-6	-6	-8	-6	-6
Other operations		3	-2	4	-	-1	-1	2	1
Non-recurring item	Note 2	-161	-	-161
		-226	-135	-142	-43	-41	-184	-46	-47
Services
Other operations		20	29	12	3	5	10	27	-2
		20	29	12	3	5	10	27	-2

Total EBIT		3,180	3,151	1,252	1,100	828	867	1,194	1,196

BY BUSINESS AREA
Mobile telephony		2,139	2,304	811	767	561	540	796	771
Fixed telephony and Internet	Note 2	1,098	1,144	476	337	285	373	397	411
Cable TV		-38	-12	-18	-3	-17	-58	-15	12
Other operations		8	15	10	-1	-1	12	16	2
Non-recurring item	Note 1,2	-27	-	-27	-	-	-	-	-
Total EBIT		3,180	3,451	1,252	1,100	828	867	1,194	1,196

EBIT MARGIN
Nordic	Note 1	19%	23%	25%	18%	13%	18%	22%	23%
Baltic & Russia		16%	15%	16%	17%	15%	12%	12%	19%
Central Europe	Note 2	1%	1%	4%	2%	-1%	-25%	5%	-1%
Southern Europe		6%	8%	4%	7%	9%	17%	8%	9%
UK & Benelux	Note 2	-5%	-3%	-9%	-3%	-2%	-11%	-3%	-3%
Services		18%	32%	33%	8%	14%	28%	87%	-6%
Total EBIT margin		9%	11%	10%	9%	7%	8%	11%	11%

INVESTMENTS, CAPEX

	2005	2004	2005	2005	2005	2004	2004	2004
MSEK	Jan 1 – Sep 30	Jan 1 – Sep 30	Q3	Q2	Q1	Q4	Q3	Q2
Market areas
Nordic	439	337	175	153	111	93	90	141
Baltic & Russia	1,104	411	388	291	425	273	139	94
Central Europe	147	135	52	57	38	21	32	67
Southern Europe	409	86	49	342	18	33	34	36
UK & Benelux	67	90	35	12	20	40	24	16
Services	33	30	15	6	12	13	5	15
Investments in intangible and tangible assets	2,199	1,089	714	861	624	473	324	369

Business areas
Mobile telephony	1,355	666	472	383	500	397	195	182
Fixed telephony and Internet	802	378	234	466	102	54	121	166
Cable TV	6	6	2	3	1	1	2	2
Other operations	36	39	6	9	21	21	6	19
Investments in intangible and tangible assets	2,199	1,089	714	861	624	473	324	369

                TELE2-OPERATIONS IN SWEDEN*

		2005	2004	2005	2005	2005	2004	2004	2004
MSEK		Jan 1 – Sep 30	Jan 1 – Sep 30	Q3	Q2	Q1	Q4	Q3	Q2
Operating revenue
Mobile telephony	Note 1	5,043	4,826	1,760	1,761	1,522	1,480	1,681	1,622
Fixed telephony and Internet		3,127	2,904	1,102	1,053	972	963	938	970
Cable TV		159	150	52	54	53	51	46	51
Non-recurring item	Note 1	134	-	134
Total Operating revenue		8,463	7,880	3,048	2,868	2,547	2,494	2,665	2,643

EBITDA
Mobile telephony		2,279	2,201	850	797	632	648	773	716
Fixed telephony and Internet		432	597	231	123	78	195	189	204
Cable TV		17	26	2	8	7	6	6	7
Non-recurring item	Note 1	134	-	134
Total EBITDA		2,862	2,824	1,217	928	717	849	968	927

EBITDA margin
Mobile telephony	Note 1	45%	46%	48%	45%	42%	44%	46%	44%
Fixed telephony and Internet		14%	21%	21%	12%	8%	20%	20%	21%
Cable TV		11%	17%	4%	15%	13%	12%	13%	14%
Total EBITDA margin		34%	36%	40%	32%	28%	34%	36%	35%

EBIT
Mobile telephony		1,878	1,938	719	668	491	506	674	637
Fixed telephony and Internet		223	364	165	55	3	126	113	127
Cable TV		-15	-16	-9	-4	-3	-49	-8	-7
Non-recurring item	Note 1	134	-	134
Total EBIT		2,220	2,286	1,009	719	491	583	779	757

EBIT margin
Mobile telephony	Note 1	37%	40%	41%	38%	32%	34%	40%	39%
Fixed telephony and Internet		7%	13%	15%	5%	0%	13%	12%	13%
Cable TV		-9%	-11%	-17%	-7%	-6%	-96%	-17%	-14%
Total EBIT margin		26%	29%	33%	25%	19%	23%	29%	29%

* Tele2 Sverige AB, Optimal Telecom AB, Cable TV operations in Sweden and result from shares in joint venture Svenska UMTS-nät AB

KEY RATIOS

	2005	2004	2004
MSEK	Jan 1 – Sep 30	Jan 1 – Sep 30

Operating revenue	36,003	31,803	43,033
Number of customers, thousands	30,336	25,926	27,794
EBITDA	4,976	4,857	6,629
EBIT	3,180	3,451	4,318
EBT	2,939	3,279	4,207
Profit after taxes	2,087	2,238	3,428

Shareholders' equity	34,265	32,109	32,900
Shareholders' equity, after dilution	34,298	32,172	32,957
Total assets	56,653	49,281	49,879

Cash flow from operating revenue	4,534	4,720	5,876
Cash flow after CAPEX	2,335	3,631	4,314
Liquidity	2,641	4,324	5,113
Net borrowing	5,289	2,296	2,814
Investments in intangible and tangible assets, CAPEX	2,199	1,089	1,562
Investments in shares and long-term receivables	2,412	1,035	1,756

Key ratios
Equity/assets ratio, %	61	65	66
Debt/equity ratio, multiple	0.15	0.07	0.09
EBITDA margin, %	13.8	15.3	15.4
EBIT margin, %	8.8	10.9	10.0
Return on shareholders' equity, %	6.2	7.2	10.8
Return on shareholders' equity, after dilution, %	6.2	7.2	10.8
Return on capital employed, %	8.2	9.4	12.1
Average interest rate, %	3.7	4.4	3.5

Per share data (SEK)
Earnings	4.71	5.06	7.74
Earnings, after dilution	4.71	5.05	7.73
Shareholders' equity	77.39	72.53	74.32
Shareholders' equity, after dilution	77.37	72.50	74.29
Cash flow from operating activities	10.24	10.66	13.27
Dividend and redemption	-	-	5.00*
Market value at closing day	79.00	90.33	87.00

* Ordinary cash dividend amounted to SEK 5 per share and payment for redemption share amounted to SEK 10, totally SEK 15 before share split and redemption procedure. This is equivalent to an amount of SEK 5 after the split and redemption.

NOTES
Accounting principles and definitions

The interim report has been prepared in accordance with IAS 34.

As of January 1, 2005 Tele2’s financial reports are conducted according to International Financial Reporting Standards (IFRS). Comparable numbers for 2004 are restated according to IFRS. For a description of the changeover to IFRS and the effects on Tele2’s results and balance sheet, refer to Note 8.

Tele2 Sweden, in conjunction with IFRS, has changed its accounting methods for retailers’ commissions on mobile prepaid cards. As of January 1, 2005 they are, on a gross level, included in marketing costs instead of, on a net level, balancing revenue. This means that the absolute EBITDA number in Swedish mobile is unaffected, whereas net revenue increases somewhat, implying a negative effect on Swedish mobile EBITDA margins of a few percentage points.

As of January 1, 2005 Tele2 reports according to a new market area structure. This new structure means that a number of companies, that previously were included in Southern Europe and Services, are now included in UK & Benelux. This change applies retroactively for historic periods.

In all other respects, Tele2’s interim report is conducted according to the same accounting principles and calculation methods as the 2004 Annual Report. Definitions are found in the 2004 Annual Report.

Note 1 Operating revenue

Tele2 Sweden has for a number of years had several disputes with TeliaSonera regarding interconnect rates. Tele2 has had claims against TeliaSonera and TeliaSonera has had claims against Tele2. Tele2’s view on these claims has, accounting wise, been relatively prudent, and Tele2 has continuously made assessments regarding the most likely outcomes. The likelihood of an, accounting wise, positive outcome has further increased over the years. On the back of this, Tele2 has booked an amount equivalent to MSEK 134 in the operating revenue for Q3 2005, related to one of the disputes. After this adjustment, Tele2 still estimates that the likelihood of a positive outcome is higher than the opposite.

Operating revenue from Q4 2004 onwards for Tele2 Sweden includes MSEK 24 per quarter relating to Mobile telephony according to the MVNO agreement with Telenor. The capacity swap in the agreement is to be viewed on group level as an exchange transaction between Tele2 and Telenor, where revenues from the swap are settled against costs.

Operating revenue in Q4 2004 increased by some MSEK 300 related to retroactive compensations from suppliers in Southern Europe. Tele2 on an annual basis conducts price negotiations in all markets and retroactive compensations are a natural part of Tele2’s business. Compensations in Q4 2004 were nevertheless greater than normally occurs and moreover concentrated in one single market area.

Note 2 Operating expenses

The results for market area UK & Benelux were affected by a reserve of MSEK –161 related to a VAT dispute in Tele2’s card business. The dispute is attributable to the period between 2003 until Q1 2005, and the reserve corresponds to approximately 75% of the estimated maximum theoretical amount.

Some of the tax effect of valued loss carry-forwards in Q4 2004 related to acquired loss carry-forwards which at the time of acquisition were valued at zero. This value, adjusted to reflect the remaining amortization period of the acquisition’s goodwill, reduced the book value of goodwill through consolidated amortization of MSEK –378 in the income statement for Fixed telephony and Internet in Central Europe.

Note 3 Other financial items

Other financial items include currency differences of MSEK –153 (MSEK –2) for the period January-September 2005, and MSEK –5 (MSEK –8) for Q3 2005.

In 2004, other financial items included a capital gain of MSEK 171 from the sale of shares in Song Networks, and net interest expenses included a one-time cost of MSEK 41 regarding the remaining parts of the financing costs of the old credit facility.

Note 4 Taxes
At September 30, 2005 and December 31, 2004 total deferred net tax assets for the group were MSEK 2,714 and MSEK 2,743 respectively.
Note 5 Shares and Convertibles

At September 30, 2005 and December 31, 2004 Tele2 had outstanding warrants, corresponding to 1,794,510 and 1,935,810 B shares respectively, with an exercise price of SEK 60.80 per share and a subscription period from 2005 to 2007.

At the Annual General Meeting on May 11, 2005 it was resolved to carry out a share split and a share redemption procedure, whereby every share was split into 3 ordinary shares and 1 redemption share. The redemption share was automatically redeemed at SEK 10 per share. This corresponds to a total of MSEK 1,476. Combined with the dividend of SEK 5 per share, shareholders received MSEK 2,213.

Note 6 3G company in Sweden

Tele2 and TeliaSonera each own 50% of Svenska UMTS-nät AB (”3G com-pany”), which has a 3G license in Sweden. Both companies have injected capital in the 3G company. In addition to this, the build out has external financing, with a loan facility of SEK 5.3 billion, which is 50% guaranteed by each party. Tele2 and TeliaSonera are technically MVNO’s with the 3G company and hence act as capacity purchasers. In the longer run the cost will be variable in relation to purchased volume but until a certain volume threshold is reached the fees are equal for both parties. The size of the fee is mainly proportional to the total investment. The 3G company is to generate a certain return which in simple terms means that depreciation and interest costs will be covered by a certain margin. In Tele2’s quarterly reports, an abbreviated version of the 3G company’s balance sheet will be disclosed and hence the level of investment at that time.

Tele2’s investments in the 3G company are included as a share of results from associated companies in the operating profit (EBIT), but not in the EBITDA. This reflects Tele2’s operations, where profit/loss from the 3G company is viewed to be of an operating rather than of a financial nature. The share of results from the 3G company, which will mainly be impacted by depreciation, does not affect the EBITDA for Tele2 Group.

At September 30, 2005 Tele2’s guarantee amounted to MSEK 1,413 compared to MSEK 1,007 at December 31, 2004. The balance sheet for the 3G company at September 30, 2005 is stated below:

	MSEK		MSEK
Fixed assets	3,141	Equity	844
Other current assets	643	Long-term liabilities	2,825
Liquid funds	116	Short-term liabilities	231
Assets	3,900	Equity and liabilities	3,900

Note 7 Acquisitions and disposals of operations
Acquisitions and sale of shares and participations affecting cash flow refers to the following:
MSEK			Jan 1-Sep 30 2005
Comunitel (Spain)			2,235
Other acquisitions			197
Divestment			-18
Other cash flow changes in shares and participations			-29
Effect on Group cash position			2,385

The acquisitions of Comunitel and Versatel occurred close to the conducting of this interim report. Therefore, detailed information in accordance with IFRS 3 will be included in the coming Q4.

Comunitel (Spain)

On September 30, 2005 Tele2 acquired 99.96% of the share capital in Comunitel Global S.A., a telecom operator in Spain with 81,000 fixed telephony and Internet customers, for a consideration of SEK 2.2 billion.

As the acquisition date was September 30, 2005 it has not yet affected the income statement of Tele2.

Other acquisitions

On July 20, 2005 Tele2 acquired 100% of the shares in Econophone AG, Switzerland’s third largest alternative fixed telephony operator with 128,000 fixed telephony and Internet customers, for a consideration of MSEK 92.

On January 31, 2005 Tele2 acquired 100% of the shares in Tiscali in Denmark, with 76,000 fixed telephony and Internet customers, for a consideration of MSEK 133.

The above acquisitions have affected Tele2’s operating revenue by an estimated amount of MSEK 215, and group profits by an estimated amount of MSEK –15. Had the above acquisitions been acquired on January 1, 2005 their effect for the first nine months of 2005 on Tele2’s operating revenue would have been MSEK 423 and on profits it would have been approximately MSEK –41. As Tiscali has been merged with Tele2 Denmark, Tiscali’s part of these figure is a broad estimate.

Assets, liabilities and possible commitments included in the acquisitions of Tiscali and Econophone are as following:

MSEK	Accounting value at the time of the acquisition	Adjustment for true value	True value
Customer contracts	-	139	139
Licenses	-	3	3
Trademarks	-	5	5
Tangible assets	39	45	84
Deferred tax assets	-	-	-
Other financial assets	10	-	10
Materials and supplies	2	-	2
Current receivables	88	-	88
Cash assets	28	-	28
Deferred tax liabilities	-	-31	-31
Other long-term liabilities	-23	-13	-36
Short-term liabilities	-169	-2	-171
Net acquired assets	-25	146	121
Goodwill			104
Purchase price			225
Excluded: Cash assets in acquired operations			-28
Net effect on Group cash assets			197

The goodwill item in conjunction with the acquisition of Tiscali, is based on Tele2’s expectations of a strengthened position on the Danish market as a result of lower costs and significantly improved coverage in the residential market.

Divestments

On September 14, 2005 Tele2 divested its entire holding in Proceedo Solutions AB, a Swedish company with an electronic solution for gathering information on the products and prices of various suppliers. The divestment of Proceedo has affected the income statement of Tele2 with a capital gain of MSEK 4.

Acquisitions and divestments in the previous year

On December 31, 2004 the number of fixed telephony and Internet customers in Central Europe increased by 484,000 following Tele2’s acquisition of UTA in Austria. In May, 2004 the number of customers in Baltic & Russia declined by 46,000 as a result of the divestment of Tele2’s Estonian cable TV operation.

Note 8 Changeover to IFRS

From January 1, 2005 Tele2 reports its accounting in accordance with the International Financial Reporting Standards (IFRS). Switching to IFRS is done in accordance with IFRS 1 “First-time adoption of International Financial Reporting Standards”. Comparable figures for 2004 have been restated in accordance with IFRS.

Below is the balance sheet and the income statement for the comparable period of this report presented in accordance with the former accounting principles and in accordance with IFRS. Below is also an explanation of the changed accounting principles with regards to the transition to IFRS. For more detailed information on Tele2’s transition to accounting in accordance with IFRS and the opening balance and restated figures for the full year 2004, refer to Tele2’s Q1 2005 report.

	Income Statement						Income Statement
	January 1-September 30, 2004						Q3 2004
	Acc. to	a)	b)	c)	Total	Acc.	Acc. to	a)	b)	c)	Total	Acc.
	original	Goodwill	Fin.	Minority	IFRS	to	original	Goodwill	Fin.	Minority	IFRS	to
	principles		leasing	interest	adj.	IFRS	principles		leasing	interest	adj.	IFRS
Op. revenue	31,803	-	-	-	-	31,803	10,713	-	-	-	-	10,713
Op. expenses	-29,541	1,147	4	-	1,151	-28,390	-9,901	380	1	-	381	-9,520
Share of profit of ass. companies	38	-	-	-	1	38	1	-	-	-	-	1
EBIT	2,300	1,147	4	-	1,151	3,451	813	380	1	-	381	1,194
of which EBITDA	4,848	-	9	-	9	4,857	1,658	-	3	-	3	1,661
Financial items	-169	-	-3	-	-3	-172	-49	-	-1	-	-1	-50
EBT	2,131	1,147	1	-	1,148	3,279	764	380	-	-	380	1,144
Taxes	-1,041	-	-	-	-	-1,041	-343	-	-	-	-	-343
Minority interest	3	-	-	-3	-3		19	-	-	-19	-19
Profit after taxes	1,093	1,147	1	-3	1,145	2,238	440	380	-	-19	361	801

Attributable to:
Equity holders of the Parent Company	1,093	1,147	1	-	1,148	2,241	440	380	-	-	380	820
Minority interests	-3	-	-	-	-	-3	-19	-	-	-	-	-19
Profit after taxes	1,090	1,147	1	-	1,148	2,238	421	380	-	-	380	801

EPS	2.47	2.59	-		2.59	5.06	0.99	0.86	-		0.86	1.85
EPS after dilution	2.46	2.59	-		2.59	5.05	0.99	0.86	-		0.86	1.85

	Balance sheet
	September 30, 2004
Intangible assets	22,883	1,121	-	-	1,121	24,004
Tangible assets	8,521	-	-94	-	94	8,615
Long-term financial assets	3,466	-	-4	-	-4	3,462
Current assets	13,252	-	-	-52	-52	13,200
Assets	48,122	1,121	90	-52	1,159	49,281

Shareholders’ equity	30,974	1,121	12	2	1,135	32,109
Minority interest	2	-	-	-2	-2
Provisions	404	-	-	-404	-404
Long-term liabilities	3,232	-	70	400	470	3,702
Short-term liabilities	13,510	-	8	-48	-40	13,470
Equity and liabilities	48,122	1,121	90	-52	1,159	49,281

	Changes of shareholders’ equity
	September 31, 2004
Equity, January 1	30,360	-	11	7	18	30,378
Translation diff.	-36	-26	-	-2	-28	-64
Dividend	-443	-	-	-	-	-443
Profit, year-to-date	1,093	1,147	1	-3	1,145	2,238
Equity, end of period	30,974	1,121	12	2	1,135	32,109
a) Goodwill

Intangible assets are, according to IFRS, to be divided into assets with a defined economic life and assets with an undefined economic life. According to IFRS 3, goodwill is classified as an asset with an undefined economic life, and therefore it should not be amortized but subject to annual impairment tests. Since IFRS 3 applies from the date of transition onwards, goodwill amortization for the financial year 2004 is according to IFRS, reapplied. In accordance with the transition rules, Tele2 has conducted impairment tests per January 1 and December 31, 2004. The tests imply no need for amortization.

IFRS clarifies the criteria for identifying and accounting for certain types of assets in conjunction with acquisitions. IFRS 3 explains various identifiable acquired intangible assets such as customer relations, patents, licenses, brands, agreements etc and determines that they are to be assessed at market value at the time of acquisition and accounted separately from goodwill. Tele2 has analysed its acquisitions conducted in 2004 and concluded that the established valuations fulfill the requirements of IFRS.

b) Finance lease

Tele2 has certain rental agreements that previously were accounted for as operational leasing, as they were entered into prior to January 1, 1997, and that, according to a transitional rule, are not included in the Swedish Financial Accounting Standards Council’s recommendation RR6:99, but that according to IAS 17 are to be accounted for as finance lease agreements.

c) Other items
Minority interest

According to IAS 1, minority interests are included as a separate component in shareholders’ equity in the balance sheet, which differs from previous rules that prescribed minority interests to be included as an item between liabilities and equity. The minority interest is to be included as a part of net profit in the income statement. The profit attributable to the owners of the parent company and to the minority owners in subsidiaries, are then separately specified below the net profit line.

Provisions

Provisions are, according to IFRS, included as a separate item in short-term and long-term liabilities in the balance sheet, which differs from previous rules that prescribed minority interests to be included as an item between liabilities and equity.

Debt related posts

Financial costs occuring in conjunction with loans are, according to IFRS, deducted from the debt amount in the balance sheet, which differs from previous rules that prescribed accounting as deferred costs. In the income statement these types of costs are accounted as interest costs which differs from previous accounting as other financial costs.

Group depreciation/amortization

Group depreciation/amortization is previously reported as a separate line in the segment reporting. According to IFRS group depreciation/amortization is now divided between the respective market areas.